Mr. Mark Ladd
                           Carpet Cleaning Depot Corp.
                              1516 East Swan Circle
                            St. Louis, Missouri 63144

                                 March 12, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza Washington, D.C. 20549

RE: WITHDRAWAL OF REGISTRATION STATEMENT ON FORM SB-2
    (THE "REGISTRATION STATEMENT")
    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION
    (REGISTRATION NO. 333-98469)

Ladies and Gentlemen: Pursuant to Rule 477 promulgated under the Securities Act of 1933, Carpet Cleaning Depot Corp. hereby requests the Securities and Exchange Commission to withdraw the Registration Statement. The Registration Statement related primarily to the sales of shares by existing shareholders. The company has decided to abandon its efforts to become publicly traded. No shares have been sold under the Registration Statement.

Sincerely,

By: /s/ Mark Ladd
    ------------------------
    Mark Ladd, President